March 4, 2016

Re:	Moxian, Inc.
Form 8-K, Item 4.02
File No. 000-55017
Filed February 8, 2016

Ryan Rohn

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rohn:

On behalf of Moxian, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 12, 2016 with respect to the Form 8-K filed on February 8, 2015 by the Company. For your convenience, the text of the Staff’s comments is set forth below, followed in each case by the Company’s responses.

1.	Please revise your filing to disclose whether your audit committee, board of directors, or officers discussed the matters disclosed in the filing with your independent accountant. Refer to paragraph (a)(3) of Item 4.02 of Form 8-K.

Company Response: Please see the Company’s Form 8-K/A filed herewith.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212.407.4122.

Very truly yours,

/s/ Tahra T. Wright
Tahra T. Wright

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 12, 2016 with respect to the Form 8-K File No. 000-55017, filed on February 8, 2016, by the Company, the undersigned hereby acknowledges that in connection with it response to the Staff’s comments:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Moxian, Inc.

By:	/s/ James Mendong Tan
Name:	James Mendong Tan
Title:	Chief Executive Officer

EXHIBIT B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 1, 2016

Moxian, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-55017	27-3729742
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Block A, 9/F, Union Plaza, 5022 Binjiang Avenue, Futian District, Shenzhen City, Guangdong Province, China
(address of principal executive offices) (zip code)

Tel: +86 (0)755-66803251
(registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment No. 1 on Form 8-K/A (this “Form 8-K/A”) is an amendment to the Current Report on Form 8-K of Moxian, Inc., dated February 8, 2016 (the “Original Form 8-K”). This Form 8-K/A is being filed to correct a statement regarding paragraph (a)(3) of Item 4.02 to indicated that the non-reliance of previously issued financial statements or related audit report or completed interim review was discussed with our independent accountant. This Form 8-K/A amends and restates in its entirety Item 4.02 of the Original Form 8-K. No other changes were made to the Original Form 8-K.

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ITEM 4.02: NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW.

On February 5, 2016, the management and the audit committee (the “Audit Committee”) of Moxian, Inc. (the “Company”), having discussed the underlying matter with its independent accountant, determined that the Company’s previously issued audited financial statements for the year ended September 30, 2015 (the “2015 Financial Statements”), and its unaudited financial statements for the three and six months ended March 31, 2015 and for the three and nine months ended June 30, 2015 (together with the 2015 Financial Statements, the “Prior Financial Statements”) should not be relied upon.

While preparing the Company’s consolidated financial statements ended December 31, 2015, the management identified misstatements in the application of certain accounting practices and procedures, including (i) the Acquisition of Moxian Intellectual Property Limited (the “Moxian IP”) should be accounted for as an asset acquisition, and not a business acquisition, for the three and six months ended March 31, 2015 and for the three and nine months ended June 30, 2015; (ii) the recognition of deferred tax assets derived from net operating loss should not be recognized for the year ended September 30, 2015; and (iii) overstated intangible assets and accruals and other payable as of September 30, 2015.

1.  Acquisition of Moxian IP

In connection with the acquisition of Moxian IP on January 30, 2015, the Company accounted for this transaction as a business acquisition and recognized goodwill of USD 6,782,000. The Company identified that this transaction should be accounted as an asset acquisition and the USD 6,782,000 intangible assets - Intellectual Property Rights should be recognized. Accordingly, the amortization of the intangible assets would increase by USD 169,550 and USD 169,550 for the three and six months ended March 31, 2015, respectively, and it would increase by USD 169,550 and USD 339,100 for the three and nine months ended June 30, 2015, respectively. The net loss would increase by the same amounts for each period for the abovementioned.

Moreover, the Company identified that the amortization of the abovementioned intangible assets was over accrued by USD 169,550 for the year ended September 30, 2015. As a result, the amortization of intangible assets would decrease by USD 169,550 and the net loss would decrease by USD 169,550 for the year ended September 30, 2015.

2.  The recognition of deferred tax assets derived from the net operating loss

The Company recognized USD 1.46 million of deferred tax assets derived from net operating loss at the year ended September 30, 2015. Management considered this amount was over accrued by USD 1.41 million according to their best estimation. As a result, the deferred tax assets would decrease USD 1.41 million as of September 30, 2015, the income tax expenses – deferred tax benefit would also decrease by USD 1.41 million and the net loss would increase by USD 1.41 million for the year ended September 30, 2015.

3.  The overstated intangible assets

The Company identified that the intangible assets was overstated by USD 173,177 as of September 30, 2015. As a result, the intangible assets would decrease USD 173,177 and accruals and other payables would decrease USD 173,177 as of September 30, 2015.

We expect that the restatement will not have an effect on the Company’s liquidity, cash resources, or future business operation because they are all non-cash adjustments.

The Company intends to promptly file amendments to its periodic reports described above that were previously filed with the Securities and Exchange Commission to reflect the matters discussed in this Item 4.02.

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ITEM 5.02    DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS

On January 1, 2016, the Board of the Company appointed Mr. Hao Qing Hu as a new director of the Company. Mr Hao Qing Hu will be acting as a Director of the Company and as the Company’s Beijing subsidiary General Manager.

Also, on January 1, 2016, the Board of the Company appointed Ms. Yang Nan as a new director of the Company. Ms Yang Nan will serve as Independent Director of the Company and the Chairman of the Audit Committee

Set forth below is the biographical information about the new executive officer and directors:

Name	Age	Position
Hao Qing Hu	54	Director and General Manager of Beijing Office

Yang Nan	37	Independent Director, Chairman of Audit Committee

Mr. Hao Qinghu, age 54, has more than 20 years of experience in managing PRC based companies operation and business strategy. He is currently the General Manager of Moxian Technologies (Beijing) Co., Ltd – a subsidiary of Moxian, Inc., in charge of the company’s overall operations. Since 2014, Mr. Hao was a Deputy General Manager of Xinhua Huifeng Investment Management Co., Ltd. In 2005, Mr. Hao was a General Manager of Shandong Debang Construction Technology Co., Ltd. He worked there for almost 10 years. He was responsible for day to day operations and business development.

Mr. Hao received his degree of Mining Investment & Optimization Integration from School from Continuing Education of Tsinghua University in 2009 and an EMBA from Tsinghua University Humanities and Social Science School in 2007.

Mr Hao is the general manager of Xinhua Huifeng Investment Management Co., Ltd.(‘Xinhua’), who is also a party to the subscription agreement entered into between the Company and Xinhua on June 4, 2015.

Mr Hao has entered into an employment agreement with the Company. His remuneration will be US$5,000 per month.

Ms. Yang Nan, age 37, has over 15 years’ working experience in international accounting firms, experienced in accounting, auditing, financial management, internal control and risk management. From 2000 to 2014, Maggie was with KPMG Huazhen LLP as a Senior Manager of their audit department, where she accumulated many years of working experience auditing U.S. listed companies.

Ms. Yang received her MBA degree from Guanghua School of Management, Peking University in 2014, and her Bachelor of Economics from Renmin University of China in 2000. Simultaneously, she received two important certificates in her career -- a Certified Public Accountant (“CPA”) in both China and United States of America.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN, INC.

Date: March 4, 2016	By:	/s/ James Mengdong Tan
	Name:	James Mengdong Tan
	Title:	Chief Executive Officer

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